Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE

All amounts in Canadian dollars unless otherwise noted

BROOKFIELD RENEWABLE ANNOUNCES CDN$800 MILLION EQUITY OFFERING

BROOKFIELD, News, June 6, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that it has agreed to issue 10,655,000 L.P. units, on a bought deal basis, to a syndicate of underwriters, co-led by Scotia Capital Inc., Barclays Capital Canada Inc., HSBC Securities (Canada) Inc., and TD Securities Inc. at a price of C$37.55 per L.P. unit (the "Offering Price") for gross proceeds of C$400,095,250 (the "Offering"). In addition, Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and certain of its related entities (other than Brookfield Renewable) (collectively, "Brookfield") will purchase, directly or indirectly, 11,098,958 L.P. units of Brookfield Renewable at the Offering Price (net of underwriting commissions) concurrent with the Offering (the "Concurrent Private Placement"). Brookfield's interest in Brookfield Renewable after giving effect to the Offering and Concurrent Private Placement, but prior to the exercise of the options noted below, will be approximately 61.4%. The aggregate gross proceeds of the Offering and the Concurrent Private Placement will be C$800,190,488.

Brookfield Renewable has granted the underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following closing of the Offering, to purchase up to an additional 1,598,250 L.P. units at the Offering Price. Brookfield will also have the option to subscribe for additional L.P. units in proportion to the extent that the underwriters' over-allotment option is exercised, up to a maximum of 1,664,844 additional L.P. units. If both of these options are exercised in full, the gross offering size would increase to C$920,219,061.

Brookfield Renewable intends to use the net proceeds of the Offering and the Concurrent Private Placement to repay outstanding indebtedness (which may include indebtedness outstanding under credit facilities provided by lenders that are affiliates of certain underwriters) and for general corporate purposes. Such indebtedness was used by Brookfield Renewable to fund the growth of its business. The Offering and the Concurrent Private Placement are expected to close on or about June 10, 2016.

Offer Documents

Brookfield Renewable has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the "SEC") in respect of the Offering. Before you invest, you should read the prospectus in that Registration Statement and other documents Brookfield Renewable has filed with the SEC for more complete information about Brookfield Renewable and the Offering. Brookfield Renewable will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, Brookfield Renewable, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario, or from TD Securities Inc., Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga, Ontario L4W 5P5; or in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets (tel:212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281, or from Barclays Capital Inc., toll-free: 1-888-603-5847, email: barclaysprospectus@broadridge.com, or from HSBC Securities (USA) Inc., Attention: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, toll-free: 877-429-7459,  email: ny.equity.syndicate@us.hsbc.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, New York, 10019, tel: 212-827-7392.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Renewable in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$240 billion of assets under management.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the Offering and the issuance of L.P. units to Brookfield. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; the state of capital markets and our ability to access equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory changes in the power markets in which we operate, including those relating to the regulation of our assets, licensing and litigation; risk relating to our internal control environment; our potential lack of control over our operations conducted through consortiums or where minority shareholders have interests in our investments; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities. We caution that the foregoing list of important factors that may affect future results is not exhaustive.

The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.